Mail Stop 4561
	 								June 9, 2006

VIA U.S. MAIL AND FAX (415) 978-3014

Mr. Christopher J. Zyda
Chief Financial Officer
Luminent Mortgage Capital, Inc
One Market, Spear Tower, 30th Floor
San Francisco, CA 94105

      Re:	Luminent Mortgage Capital, Inc
      	Form 10-K for the year ended December 31, 2005
      	Filed March 9, 2006
      File No. 1-31828

Dear Mr. Zyda:

      We have reviewed your response letter filed June 5, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005
1. We note your response to our prior comment #1. In your evaluation
o f the need for an unallocated allowance, please tell us why you have not considered the loss experience of competitors in your industry that invest in loans with similar risk profiles, Alt-A loans, for example, given your lack of historical experience with this asset class. Because of the information gap inherent in determining the amount of losses incurred at a given date, it appears that it would be necessary to consider historical experience when trying to determine the probable losses from loans to borrowers that have experienced a loss event, but where the event confirming the loss to the lender has yet to occur.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Christopher J. Zyda
Luminent Mortgage Capital, Inc
June 9, 2006
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